As filed with the Securities and Exchange Commission on September 30, 2026	Registration No. 333 - 256887

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

  _______________________________

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

________________

lufax holding ltd

(Exact name of issuer of deposited securities as specified in its charter)

________________

N/A

(Translation of issuer’s name into English)

________________

Cayman Islands

(Jurisdiction of incorporation or organization of issuer)

  _______________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

________________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

________________

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, N.Y. 10168

+1 (800) 221-0102

(Address, including zip code, and telephone number, including area code, of agent for service)

  _______________________________

Copies to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Herman H. Raspé, Esq. Jean-Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 United States of America (212) 336-2300

  _______________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

The Registrant hereby amends this Post-Effective Amendment No. 2 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 2 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 2 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 2 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt – Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt – Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (4), (6), (8), (9), and (10). Reverse of Receipt – Paragraph (25).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraphs (8) and (12); Reverse of Receipt - Paragraphs (15), (16), (18), (19), (20), (21), and (25).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt – Paragraph (11).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 2 to the Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of Amendment No. 2 to Deposit Agreement, by and among Lufax Holding Ltd (the “Company”), Citibank, N.A. (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. – Filed herewith as Exhibit (a)(i).

(a)(ii)	Amendment No. 1 to Deposit Agreement, dated as of December 15, 2023, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. – Filed herewith as Exhibit (a)(ii).

(a)(iii)	Deposit Agreement, dated as of November 3, 2020, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the “Deposit Agreement”) ___ Previously filed as Exhibit (a) to the Form F-6 Registration Statement (Reg. no.: 333-256887) with the Commission on June 8, 2021.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Previously filed as Exhibit (d) to the Form F-6 Registration Statement (Reg. no.: 333-256887) with the Commission on June 8, 2021.

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of November 3, 2020, as amended, by and among Lufax Holding Ltd, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the “Deposit Agreement”), certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 30th day of September, 2026.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing a specified number of fully paid ordinary shares of Lufax Holding Ltd

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
Name: Joseph Connor
Title: Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Lufax Holding Ltd certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Shanghai, China, on September 30, 2026.

LUFAX HOLDING LTD

By:	/s/ Xiang Ji
Name: Xiang Ji
Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Xiang Ji to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on September 30, 2026.

Signature	Title

/s/ Xiang Ji	Director and Chief Executive Officer (Principal Executive Officer)
Xiang Ji

/s/ Dicky Peter Yip	Chairman of the Board and Independent Director
Dicky Peter Yip

/s/ Wai Ping Tina Lee	Independent Director
Wai Ping Tina Lee

/s/ Koon Wing Ernest Ip	Independent Director
Koon Wing Ernest Ip

/s/ Siu Hong Cheng	Independent Director
Siu Hong Cheng

/s/ Wai Kin Chim	Independent Director
Wai Kin Chim

/s/ Xufang Chen	Principal Financial Officer
Xufang Chen

/s/ Jianguo Du	Principal Accounting Officer
Jianguo Du

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Lufax Holding Ltd has signed this Post-Effective Amendment No. 2 to Registration Statement on Form F-6 in New York, New York, on September 30, 2026.

Cogency Global Inc., Authorized Representative in the U.S.

By:	/s/ Colleen A. De Vries
	Name:	Colleen A. De Vries
	Title:	Senior Vice President

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 2 to Deposit Agreement

(a)(ii)	Amendment No. 1 to Deposit Agreement

II-7